Exhibit 99.1

OneConnect Announces First Quarter 2024 Unaudited Financial Results

Gross Margin of Continuing Operations1 Improved by 0.3ppt and Net Margin of Continuing
Operations to Shareholders Narrowed by 0.7ppt for First Quarter 2024

SHENZHEN, China – (PR NEWSWIRE) – OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT and HKEX: 6638), a leading technology-as-a- service provider for financial services industry in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

●	Revenue from continuing operations was RMB723 million as compared to RMB894 million for the same period of the prior year.

●	Gross margin of continuing operations increased by 0.3ppt year-over-year to 37.7% as compared to 37.4% for the same period of the prior year; non-IFRS gross margin of continuing operations was 40.0% as compared to 40.1% for the same period of the prior year.

●	Operating loss from continuing operations narrowed 15.1% to RMB66 million, as compared to RMB78 million for the same period of the prior year. Operating margin of continuing operations increased to -9.2% from -8.7% for the same period of the prior year.

●	Net loss from continuing operations attributable to shareholders narrowed by 25.9% to RMB54 million, as compared to RMB72 million for the same period of the prior year. Net margin of continuing operations to shareholders narrowed by 0.7ppt to -7.4% as compared to -8.1% for the same period of the prior year.

●	Net loss from continuing operations per ADS, basic and diluted, was RMB-1.48 as compared to RMB-2.00 for the same period of the prior year.

[1]	As previously reported, the Company completed the disposal of its virtual bank business (the “discontinued operations”) to Lufax for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the Virtual Banking Business segment have been reflected as the “discontinued operations” in the Company’s condensed consolidated financial statements and the historical financial results of the remaining business of the Company have been reflected as the “continuing operations” in the Company’s condensed consolidated financial statements of the first quarter of 2024 and of the comparative period in 2023.

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	Three Months Ended
In RMB’000, except percentages	March 31
and per ADS amounts	2024	2023	YoY
Continuing operations
Revenue
Revenue from Ping An Group	421,796	536,854	-21.4%
Revenue from Lufax	58,256	71,357	-18.4%
Revenue from third-party customers[1]	243,218	285,615	-14.8%
Total	723,270	893,826	-19.1%
Gross profit	272,403	334,657
Gross margin	37.7%	37.4%
Non-IFRS gross margin	40.0%	40.1%
Operating loss	(66,348)	(78,142)
Operating margin	-9.2%	-8.7%
Net loss from continuing operations attributable to shareholders	(53,696)	(72,479)
Net margin of continuing operations to shareholders	-7.4%	-8.1%
Net loss from continuing operations per ADS[2], basic and diluted	(1.48)	(2.00)

[1]	Third-party customers refer to each customer with revenue contribution of less than 5% of the Company’s total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

[2]	In RMB. Each ADS represents 30 ordinary shares.

Chairman, CEO and CFO Comments

Mr. Chongfeng Shen, Chairman of the Board and Chief Executive Officer, commented, “Since the beginning of 2024, we have been continuously optimizing our product and customer structure and focusing on our core businesses under the strategy of “Unite the Core, Empower the Wings” in order to achieve quality development. We have continued to expand our overseas business and have recorded rapid growth. Our revenue from third-party overseas customers from continuing operations increased by 14.8% on a year-over-year basis in the first quarter of 2024. In the same quarter, we achieved remarkable results in costs reduction and efficiency improvement, and our loss continued to narrow.”

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Mr. Chongfeng Shen further commented, “We have strengthened our research capabilities and introduced high value and high-end products into the ever-involving financial technology industry. Our spirit of innovation has been well-received and recognized in the industry. In the future, we will continue focusing on digital banking, digital insurance and Gamma platform, and continue to optimize our product and customer structure, upgrade our services and further expand into overseas market. With our unique competence in integrating “technology + business”, we endeavor to continue to promote the development of new productivity in the financial industry.”

Mr. Yongtao Luo, Chief Financial Officer, commented, “We continued to make steady progress towards its profitability targets in the first quarter of 2024. Gross margin of the Company’s continuing operations for the first quarter was 37.7% and increased by 0.3ppt on a year-over-year basis. Benefiting from our success in costs reduction and efficiency improvement, our operating expenses from our continuing operations decreased significantly by 17.7 % on a year-over-year basis. For research and development, we allocated our resources strategically and focused our capital and labor efficiently on high-quality products and projects. As a result, our research and development expenses decreased by 22.8% on a year-over-year basis while we also maximized the value of outputs from these research and development. As a result, our net loss from continuing operations attributable to shareholders decreased by 25.9% on a year-over-year basis. Going forward, we will continue to strictly implement cost control measures and improve operation efficiency. Meanwhile, we will enhance our product competitiveness and endeavor to drive revenue growth, especially third-party revenue growth, from premium-plus customers. These efforts combined will help us reach our profitability targets as early as possible and create more value for our shareholders and customers.”

“As previously disclosed, we received notifications from certain subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. that they intend to cease to utilize the cloud services we provide under Gamma FinCloud platform. There are uncertainties as to whether any of the other connected customers will continue to utilize our cloud services. We have been actively monitoring the situation and evaluating our business plans and further measures in response to these developments and corresponding financial impact.”

Revenue from Continuing Operations Breakdown

	Three Months Ended
	March 31
In RMB’000, except percentages	2024	2023	YoY
Implementation	157,459	209,934	-25.0%
Transaction-based and support revenue
Business origination services	12,835	49,046	-73.8%
Risk management services	65,483	77,743	-15.8%
Operation support services	134,062	222,545	-39.8%
Cloud services platform	318,307	292,247	8.9%
Post-implementation support services	14,921	12,341	20.9%
Others	20,203	29,970	-32.6%
Sub-total for transaction-based and support revenue	565,811	683,892	-17.3%
Total Revenue from Continuing Operations	723,270	893,826	-19.1%

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Revenue from continuing operations in the first quarter of 2024 declined by 19.1% to RMB723 million from RMB894 million for the same period in the prior year, primarily due to a decline in transaction-based and support revenue as we continued to focus on high value products and reduced customized projects with low margins in the first quarter. Implementation revenue decreased by 25.0% on a year-over-year basis to RMB157 million, mainly due to a reduced demand for banking system products and Gamma Platform data middle platform system products in the first quarter. Revenue from business origination services decreased by 73.8% on a year-over-year basis to RMB13 million, primarily due to declined transaction volumes in Marketing Management Platform under digital retail banking solutions and in loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 15.8% on a year- over-year basis to RMB65 million, mainly due to reduced transaction volume in banking related risk analytic solutions because of slower than expected recovery of banking activities in the first quarter. Revenue from operation support services decreased by 39.8% on a year-over-year basis to RMB134 million, which was primarily due to change of business model in some auto ecosystem services business that the Company migrates from acting as a contractor to a distributor. Revenue from cloud services platform increased by 8.9% on a year-over-year basis to RMB318 million due to the increased transaction volume of cloud services.

	Three Months Ended
	March 31
In RMB’000, except percentages	2024	2023	YoY
Digital Banking segment	161,553	258,738	-37.6%
Digital Insurance segment	131,886	176,657	-25.3%
Gamma Platform segment	429,831	458,431	-6.2%
Total from Continuing Operations	723,270	893,826	-19.1%

Revenue from Gamma Platform segment, decreased by 6.2% to RMB430 million in the first quarter of 2024 from RMB458 million for the same period last year, contributing 59.4% of the total revenue mainly because of lower demand of implementation services. Revenue from Digital Banking segment decreased by 37.6% to RMB162 million in the first quarter of 2024 from RMB259 million for the same period last year, mainly caused by reduction in transaction volume of our business origination services and risk management services. This revenue decline reflects our continued efforts to phase out lower value products. Revenue from Digital Insurance segment decreased by 25.3% to RMB132 million in the first quarter of 2024 from RMB177 million for the same period in the prior year, primarily due to change of business model in some auto ecosystem services business that the Company migrates from acting as a contractor to a distributor.

First Quarter 2024 Financial Results

Revenue from Continuing Operations

Revenue from continuing operations in the first quarter of 2024 decreased by 19.1% to RMB723 million from RMB894 million for the same period in the prior year, primarily due to decline in transaction-based and support revenue. Revenue decline reflects our decision to adopt quality growth strategy focusing on high value products and to reduce customized projects with low margins. We are encouraged to see that gross margin of continuing operations for the quarter improved by 0.3ppt year-over-year to 37.7% because of this strategy. We aim to establish a foundation for a durable and long-term development.

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Cost of Revenue from Continuing Operations

Cost of revenue from continuing operations in the first quarter of 2024 decreased by 19.4% to RMB451 million from RMB559 million for the same period in the prior year, primary due to decreased revenue and associated outsourcing labour costs. Cost of revenue declined more than revenue because we phased out lower value products in the first quarter.

Gross Profit from Continuing Operations

Gross profit from continuing operations decreased to RMB272 million from RMB335 million for the same period in the prior year. Gross margin of continuing operations improved to 37.7%, compared with 37.4% in the prior year, increased by 0.3ppt. Non-IFRS gross margin of continuing operations was 40.0%, compared with 40.1% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non- IFRS Results for continuing operations (Unaudited)”.

Operating Loss and Expenses from Continuing Operations

Total operating expenses from continuing operations for the first quarter of 2024 decreased to RMB342 million, compared with RMB416 million for the same period in the prior year. As a percentage of revenue, total operating expenses from continuing operations increased by 0.8ppt to 47.3% from 46.5%.

●	Research and Development expenses from continuing operations for the first quarter of 2024 decreased to RMB213 million from RMB276 million, mainly due to our initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects. As a percentage of revenue, research and development expenses from continuing operations decreased to 29.5%, compared with 30.9% in the prior year.

●	Sales and Marketing expenses from continuing operations for the first quarter of 2024 decreased to RMB49 million, compared with RMB59 million in the prior year, mainly due to enhanced sales capability and efficiency resulting from lowered personnel cost and associated selling costs. As a percentage of revenue, sales and marketing expenses from continuing operations were 6.7%, compared with 6.6% in the prior year.

●	General and Administrative expenses from continuing operations for the first quarter of 2024 increased to RMB81 million from RMB80 million in the prior year. As a percentage of revenue, general and administrative expenses from continuing operations increased to 11.1% from 9.0%, primarily due to decreased revenue in the first quarter.

Operating loss from continuing operations for the first quarter of 2024 decreased notably to RMB66 million, compared with RMB78 million for the same period in the prior year. Operating margin of continuing operations increased to -9.2% from -8.7% in the prior year.

Net Loss from Discontinued Operations

Net loss from discontinued operations in the first quarter of 2024 increased by 39.1% to RMB51 million from RMB36 million in the prior year.

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Net Loss from Continuing Operations Attributable to Shareholders

Net loss from continuing operations attributable to OneConnect’s shareholders decreased by 25.9% to RMB54 million for the first quarter of 2024, versus RMB72 million for the same period in the prior year. Net loss from continuing operations attributable to OneConnect’s shareholders per basic and diluted ADS decreased to RMB-1.48, versus RMB-2.00 for the same period in the prior year. Weighted average number of ordinary shares for the first quarter was 1,089,589,125.

Cash Flow

For the first quarter of 2024, net cash used in operating activities was RMB155 million. Net cash generated from investing activities was RMB256 million. Net cash used in financing activities was RMB101 million.

Conference Call Information

Date/Time	Tuesday, May 21, 2024 at 8:00 a.m., U.S. Eastern time Tuesday, May 21, 2024 at 8:00 p.m., Hong Kong time
Online registration	https://www.netroadshow.com/events/login?show=f962eec4&confId=64991

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial services industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco- system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward- looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship and engagement with Ping An Group and its related parties, which are its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with IFRS Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non- IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial measures to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to- period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non- IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliation of IFRS and non-IFRS results for continuing operations (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

OCFT PR Team

pub_jryztppxcb@pingan.com.cn

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ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended March 31
	2024	2023
	RMB’000	RMB’000
Revenue	723,270	893,826
Cost of revenue	(450,867)	(559,169)
Gross profit	272,403	334,657

Research and development expenses	(213,183)	(276,146)
Selling and marketing expenses	(48,500)	(59,202)
General and administrative expenses	(80,520)	(80,213)
Net impairment losses on financial and contract assets	(13,690)	(24,065)
Other income, gains or loss-net	17,142	26,827
Operating loss	(66,348)	(78,142)

Finance income	10,340	5,790
Finance costs	(4,278)	(6,141)
Finance costs – net	6,062	(351)
Share of gain of associate and joint venture – net	–	7,157
Impairment charges on associate	–	(7,157)
Loss before income tax	(60,286)	(78,493)

Income tax (expense)/benefit	(89)	1,872

Loss from continuing operations	(60,375)	(76,621)

Loss from discontinued operations (attributable to equity holders of the company)	(50,638)	(36,394)
Loss for the period	(111,013)	(113,015)

Loss attributable to:
– Owners of the Company	(104,334)	(108,873)
– Non-controlling interests	(6,679)	(4,142)
	(111,013)	(113,015)

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	Three Months Ended March 31
	2024	2023
	RMB’000	RMB’000
Other comprehensive income/(loss), net of tax:
Items that may be subsequently reclassified to profit or loss
– Foreign currency translation differences	1,334	(3,203)
– Exchange differences on translation of discontinued operations	177	(11,651)
– Changes in the fair value of debt instruments measured at fair value through other comprehensive income of discontinued operations	6,056	(3,724)
Item that will not be reclassified subsequently to profit or loss
– Foreign currency translation differences	1,942	(30,655)
– Changes in the fair value of equity instruments measured at fair value through other comprehensive income	–	–
Total comprehensive loss for the period	(101,504)	(162,248)

Total comprehensive loss attributable to:
– Owners of the Company	(94,825)	(158,106)
– Non-controlling interests	(6,679)	(4,142)
	(101,504)	(162,248)

Total comprehensive loss attributable to owners of the Company arises from:
– Continuing operations	(50,420)	(106,337)
– Discontinued operations	(44,405)	(51,769)
	(94,825)	(158,106)

Loss per share for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.05)	(0.07)

Loss per ADS for loss from continuing operations attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(1.48)	(2.00)

Loss per share for loss attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(0.10)	(0.10)

Loss per ADS for loss attributable to the owners of the Company (expressed in RMB per share)
– Basic and diluted	(2.87)	(3.00)

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ONECONNECT

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	Three Months Ended March 31
	2024	2023
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	91,815	85,076
Intangible assets	344,356	471,371
Deferred tax assets	768,582	768,276
Financial assets measured at fair value through other comprehensive income	3,204	1,372,685
Restricted cash	5,319	5,319
Prepayments and other receivables	6,961	6,663
Total non-current assets	1,220,237	2,709,390

Current assets
Trade receivables	899,489	710,669
Contract assets	105,393	95,825
Prepayments and other receivables	908,338	905,691
Financial assets measured at amortized cost from virtual bank	–	3,081
Financial assets measured at fair value through other comprehensive income	–	853,453
Financial assets measured at fair value through profit or loss	629,173	925,204
Derivative financial assets	47,778	38,008
Restricted cash and time deposits with an initial term over three months	36,827	447,564
Cash and cash equivalents	1,252,102	1,379,473
	3,879,100	5,358,968
Assets classified as held for sale	3,042,329	–
Total current assets	6,921,429	5,358,968
Total assets	8,141,666	8,068,358

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share option scheme	(149,544)	(149,544)
Other reserves	11,000,514	10,989,851
Accumulated losses	(7,977,948)	(7,873,614)
Equity attributable to equity owners of the Company	2,873,100	2,966,771

Non-controlling interests	(25,658)	(18,979)

Total equity	2,847,442	2,947,792

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	Three Months Ended March 31
	2024	2023
	RMB’000	RMB’000
Trade and other payables	39,242	28,283
Contract liabilities	16,131	17,126
Deferred tax liabilities	1,299	2,079
Total non-current liabilities	56,672	47,488

Trade and other payables	2,175,142	1,981,288
Payroll and welfare payables	284,602	385,908
Contract liabilities	156,674	138,563
Short-term borrowings	162,068	251,732
Customer deposits	–	2,261,214
Other financial liabilities from virtual bank	–	54,373
	2,778,486	5,073,078
Liabilities directly associated with assets classified as held for sale	2,459,066	–
Total current liabilities	5,237,552	5,073,078
Total liabilities	5,294,224	5,120,566

Total equity and liabilities	8,141,666	8,068,358

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ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
	2024	2023
	RMB’000	RMB’000
Net cash used in operating activities	(115,236)	(613,264)
Net cash generated from investing activities	255,848	407,066
Net cash used in financing activities	(100,971)	(44,421)
Net increase/(decrease) in cash and cash equivalents	39,641	(250,619)
Cash and cash equivalents at the beginning of the period	1,379,473	1,907,776
Effects of exchange rate changes on cash and cash equivalents	1,777	(10,726)
Cash and cash equivalents at the end of period	1,420,891	1,646,431

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ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS FOR CONTINUING OPERATIONS

(Unaudited)

	Three Months Ended March 31
	2024	2023
	RMB’000	RMB’000
Gross profit from continuing operations	272,403	334,657
Gross margin of continuing operations	37.7%	37.4%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	15,542	22,209
Depreciation of property and equipment recognized in cost of revenue	1,152	1,354
Share-based compensation expenses recognized in cost of revenue	228	436
Non-IFRS gross profit from continuing operations	289,325	358,656
Non-IFRS gross margin of continuing operations	40.0%	40.1%

Source: OneConnect Financial Technology Co., Ltd.

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